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                             June 24, 2021

       Jean-Michel Ribi  ras
       Chief Executive Officer
       Sylvamo Corporation
       6400 Poplar Avenue
       Memphis, TN 38197

                                                        Re: Sylvamo Corporation
                                                            Amendment No. 1 to
the
                                                            Draft Registration
Statement on Form 10
                                                            Submitted June 15,
2021
                                                            CIK No. 0001856485

       Dear Mr. Ribi  ras:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to the Draft Registration Statement on Form 10

       Summary Historical Financial Data, page 29

   1. We note you present a non-GAAP financial measure that you identify as Operating Cash
                                                        Flow Conversion. Please
address the following:

                                                              Revise the title
of the measure you present or explain why you believe it is
                                                            appropriate, in
this regard, we note the measure is not calculated using operating cash flows as defined by
GAAP; and
                                                              Present the most
directly comparable GAAP measure with great prominence here and on pages 15 and
113.
 Jean-Michel Ribi  ras
Sylvamo Corporation
June 24, 2021
Page 2
Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements, page 80

2. In regard to adjustments (l), you indicate that the pro forma income tax expense adjustments reflect a blended statutory tax rate of 24.3% based on statutory rates by jurisdiction; however, we note your pro forma income tax adjustments result in an income tax benefit of $11 million on income before income taxes of $37 million for the year ended December 31, 2020. Please help us understand why you believe the pro forma income tax benefit you recorded is reasonable and appropriate.
General

3. According to the Cross-Reference Sheet Between the Items of Form 10 and the
      Information Statement, a number of sections of the Information Statement are not included in the Form 10. Please revise to specifically incorporate by reference the following sections:

             The Distribution (in its entirety)
             Capitalization
             Shares Available for Future Sale (to the extent information specific to your shares is not otherwise incorporated by reference, including the number of outstanding shares following the distribution, whether they will trade free of restrictions, and the number of restricted shares affiliates may sell)
             Where You Can Find More Information

       You may contact Ernest Greene at 202-551-3733 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameJean-Michel Ribi  ras
                                                             Division of
Corporation Finance
Comapany NameSylvamo Corporation
                                                             Office of
Manufacturing
June 24, 2021 Page 2
cc:       Eric T. Juergens
FirstName LastName